CAPITAL SOUTHWEST CORPORATION
5400 Lyndon B. Johnson Freeway, Suite 1300
Dallas, TX 75240

August 14, 2019

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Lisa Larkin, Esq.

RE:	Capital Southwest Corporation
Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 Filed on August 14, 2019 (File No. 333-232492)

Dear Mr. Williamson:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Capital Southwest Corporation (the “Company”) hereby respectfully requests acceleration of effectiveness of Pre-Effective Amendment No. 1 to the Company’s registration statement on Form N-2 (File No. 333-232492), including all amendments thereto (the “Registration Statement”), to 4:00 p.m., Eastern Time, on August 14, 2019, or as soon thereafter as practicable.

CAPITAL SOUTHWEST CORPORATION

By: /s/ Michael S. Sarner
Name: Michael S. Sarner
Title: Chief Financial Officer